Contact: Rick Stewart Chief Executive Officer Amarin Corporation plc Phone: +44 (0) 207 907 2440 investor.relations@amarincorp.com	Ian Garland Chief Financial Officer Amarin Corporation plc Phone +44 (0) 207 907 2444 investor.relations@amarincorp.com

AMARIN CORPORATION ANNOUNCES ASSET SALE TO
VALEANT PHARMACEUTICALS INTERNATIONAL

–Amarin Retains Exclusive U.S. Rights to LAX-101 for Huntington’s Disease—

LONDON, United Kingdom, February 12, 2004 – Amarin Corporation plc (NASDAQ: AMRN) today announced that it has entered into a definitive agreement with Valeant Pharmaceuticals International (Valeant) (NYSE: VRX) whereby Valeant will acquire its U.S.-based subsidiary, Amarin Pharmaceuticals, Inc. and a majority of its U.S. products in a cash transaction valued at approximately $46 million, including $8 million in milestone payments. In addition, Valeant will assume certain other outstanding liabilities, including Amarin’s obligation to make a milestone payment to Elan of $10 million, if sales of Zelapar reach a certain level.

Under the terms of the transaction, Valeant will make an initial payment of $38 million to Amarin Corporation for the company’s interests in Amarin Pharmaceuticals Inc. along with the rights to Amarin’s product portfolio, which includes Permax®, a product indicated for the adjunct treatment of Parkinson’s disease; a primary care product portfolio with a broad range of indications and Zelapar™, an in-licensed, late-stage development product for the adjunct treatment of Parkinson’s disease, which has received an approvable letter from the Food & Drug Administration (FDA). The agreement calls for Valeant to make a milestone payment to Amarin Corporation of $3 million following the successful completion of the previously announced Zelapar clinical safety studies, and a further milestone of $5 million upon final approval of the Zelapar NDA by the FDA.

Amarin Corporation will retain responsibility for certain activities during a transition period post closing of the transaction, including the supervision of the Zelapar clinical safety studies and inventory management among other obligations. Amarin will be responsible for funding costs and liabilities relating to these activities totaling $12.5 million at closing.

Amarin will retain exclusive U.S. rights to LAX-101, a compound in development for the treatment of Huntington’s Disease. Following the transaction, Amarin Corporation will concentrate on working with Laxdale Limited, the developer of LAX-101, to progress the compound through additional Phase III clinical studies. LAX-101 has undergone one Phase III trial, which identified promising results, and preparations are underway for an additional Phase III study in the United States.

Rick Stewart, chief executive officer of Amarin Corporation, stated, “This transaction permits Amarin to resolve its immediate financial obligations, including a payment due this quarter to Elan Corporation, allowing the company to focus on bringing significant compounds to market and restoring shareholder value. Amarin’s future efforts will concentrate on progressing the studies for LAX-101, selectively in-licensing late stage development compounds and acquiring promising compounds where available.”

Amarin anticipates that the net proceeds of the transaction will be sufficient to pay the financial obligations due to Elan Corporation.

Amarin and Valeant have received early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act. Closing of the transaction remains subject to customary contingencies in a transaction of this nature, including the receipt of any required third party approvals. Amarin was advised by SG Cowen Securities Corp.

For press releases and other corporate information, visit our website at
http://www.amarincorp.com.

Statements in this press release that are not historical facts are forward-looking statements that involve risks and uncertainties which may cause the Company’s actual results in future periods to be materially different from any performance suggested herein. Such risks and uncertainties include, without limitation, the uncertainty of entering into and consummating a definitive agreement on terms acceptable to the parties, the inherent uncertainty of pharmaceutical research, product development and commercialization, the impact of competitive products and patents, as well as other risks and uncertainties detailed from time to time in periodic reports. For more information, please refer to Amarin Corporation’s Annual Report for 2002 on Form 20-F and its Form 6-Ks as filed with the U.S. Securities and Exchange Commission. The company assumes no obligation to update information on its expectations.